UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
September 18, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES

SIGNATURES
Date September 18, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso to deliver containerboard line to Mondi Packaging
(Helsinki, Finland, September 18, 2007) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso to deliver containerboard line to Mondi Packaging
Metso Paper will supply a lightweight containerboard production line to Mondi Packaging. The site of the new production line will be decided later on. The start-up of the production is scheduled for April 2009. The value of the order is around EUR 100 million.
Metso’s delivery will include a complete containerboard production line from OCC (Old Corrugated Container) recycled fiber line to winder, including related stock preparation and air systems as well as starch preparation systems. Metso Automation will supply the quality control systems. The paper machine will produce about 1,500 tons of testliner and fluting grades daily.
Mondi Packaging is a global integrated paper and plastic packaging company, active in the corrugated, bag and flexibles businesses. With above 90 production facilities in around 30 countries and 17,000 employees, the company achieved a revenue of USD 4,132 million in 2006.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its more than 26,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Harri Kuosa, Vice President, Sales, Paper and Board business line, Metso Paper, tel. +358 40 528 2047
Further information for investors, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.